UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of March, 2016

Commission File Number 001-36125

ABENGOA, S.A.

(Exact name of registrant as specified in its charter)

Not applicable

(Translation of registrant’s name into English)

Campus Palmas Altas

C/ Energía Solar 1

41014, Seville, Spain

Tel: +34 954 93 71 11

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

☒ Form 20-F ☐ Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b) (1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b) (7): ☐

ABENGOA, S.A.
FORM 6-K

Abengoa, S.A. (“Abengoa” or the “Company”), in compliance with article 228 of the recast text of the Securities Market Act approved by Royal Legislative Decree 4/2015, of 23 October, hereby informs the Spanish Securities Market Regulator about the following

Significant Event

following the Significant Events announced on 10 March 2016 (official registry number 236094), 11 March 2016 (official registry number 236179), 15 March 2016 (official registry number 236324) and 16 March 2016 (official registry number 236368) by the Company informing about its business plan and financial restructuring proposal. In connection with such proposal, Abengoa requests its financial creditors to adhere to a standstill agreement (the “Standstill Agreement”) pursuant to which the Company will request its financial creditors to stay certain rights and actions vis-à-vis the relevant Abengoa companies during a period of seven (7) months from the date of the Standstill Agreement. Once the Standstill Agreement is signed by the Company’s various financial creditors, Abengoa will, after obtaining the support of the requisite majorities as established under applicable laws and regulations, apply for judicial approval (homologación judicial) of the Standstill Agreement pursuant to the Spanish insolvency act, so that the Standstill Agreement becomes binding upon all the relevant financial creditors of the Company, including those who do not enter into it.

For these purposes, the Company announces the procedure for the accession of the financial creditors to the Standstill Agreement:

For bondholders

The Company requests the beneficial owners of the Notes listed below their accession to the agreement through a document named standstill accession notice (the “Standstill Accession Notice”) that will be available for the beneficial owners of the Notes through Lucid Issuer Services Limited (abengoa@lucid-is.com).

The affected bond issues are the following:

Abengoa, S.A.’s €500,000,000 8.50 per cent. Notes due 2016 (ISIN: XS0498817542);

Abengoa, S.A.’s €250,000,000 4.50% Senior Unsecured Convertible Notes due 2017 (ISIN: XS0481758307);

Abengoa, S.A.’s €400,000,000 6.25% Senior Unsecured Convertible Notes due 2019 (Rule 144A Notes ISIN: XS0875624925; Regulation S Notes ISIN: XS0875275819);

Abengoa, S.A.’s US$279,000,000 5.125% Exchangeable Notes due 2017 (Rule 144A Notes ISIN: US00289RAD44, CUSIP: 00289RAD4; Regulation S Notes ISIN: XS1196424698);

Abengoa Finance, S.A.U.’s US$650,000,000 8.875% guaranteed Senior Notes due 2017 (Rule 144A Notes ISIN: US00289RAA05, CUSIP: 00289RAA0; Regulation S Notes ISIN: USE0002VAC84, CUSIP: E0002VAC8);

Abengoa Finance, S.A.U.’s €550,000,000 8.875% guaranteed Senior Notes due 2018 (Rule 144A Notes ISIN: XS0882238024; Regulation S Notes ISIN: XS0882237729);

Abengoa Greenfield, S.A.’s €265,000,000 5.500% guaranteed Senior Notes due 2019 (Rule 144A Notes ISIN: XS1113024563; Regulation S Notes ISIN: XS1113021031);

Abengoa Greenfield, S.A.’s US$300,000,000 6.500% guaranteed Senior Notes due 2019 (Rule 144A Notes ISIN: US00289WAA99, CUSIP: 00289WAA9; Regulation S Notes ISIN: USE00020AA01, CUSIP: E00020AA0);

Abengoa Finance, S.A.U.’s US$450,000,000 7.750% guaranteed Senior Notes due 2020 (Rule 144A Notes ISIN: US00289VAB99, CUSIP: 00289VAB9; Regulation S Notes ISIN: USE0000TAE13, CUSIP: E0000TAE1);

Abengoa Finance, S.A.U.’s €375,000,000 7.000% guaranteed Senior Notes due 2020 (Rule 144A Notes ISIN: XS1219439137; Regulation S Notes ISIN: XS1219438592); and

Abengoa Finance, S.A.U.’s €500,000,000 6.000% guaranteed Senior Notes due 2021 (Rule 144A Notes ISIN: XS1048658105; Regulation S Notes ISIN: XS1048657800).

Pursuant to the Standstill Accession Notice, the deadline for submission by the beneficial owners of instructions to enter into, and therefore, sign and execute, the Standstill Agreement is 12 p.m. (Spanish time) on 23 March 2016, unless extended.

Remaining financial creditors

The execution of the agreement will start tomorrow 18 March, before the Notary public of Madrid, Mr. José Miguel García Lombardía (located at calle José Ortega y Gasset 5, primero izquierda, with telephone number 91 7817170) and will remain open until 27 March, between 9:30 a.m. and 7 p.m. every business day and up until 2 p.m. during bank holidays in Madrid. For more information on timetables and appointments, please direct yourselves to the Notarial offices.

Financial creditors can also accede to the Standstill Agreement by appearing before any notary public and signing the “Accession Letter” (a model of which is attached to the Standstill Contract. In that case, you should request the notary public authorizing the “Accession Letter” to send a copy of such document to the Notary authorizing the Standstill Agreement, that is, Mr. José Miguel García Lombardía.

For any clarifications you may require regarding this matter you can contact the Company through the following email address: ir@abengoa.com or at 0034 954 93 71 11.

Seville, 17 March 2016

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ABENGOA, S.A.

Date: 17 March, 2016	By:	/s/ Joaquín Fernández de Pierola
Name: Joaquín Fernández de Pierola
Title: CEO